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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 -~~45761~~ 30670

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

IFMG Securities, Inc. Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

100 Manhattanville Road
(No. and Street)

Purchase,	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore M. Palladino 914-641-4663
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	City	State	Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
104

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AT 3/21

AFFIRMATION

We, Michael Weiss and Ted Palladino affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to IFMG Securities, Inc. as of and for the year ended December 31, 2007 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Weiss 2/28/08

Signature Date

President

Title

Ted Palladino 2/28/08

Signature Date

SVP

Title

Patricia L Wong

Notary Public

PATRICIA L. WONG
Notary Public, State of New York
No. 02WO5016130
Qualified in Westchester County
Commission Expires August 2, 20 09

IFMG SECURITIES, INC.

Table of Contents

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IFMG Securities, Inc.

We have audited the accompanying statement of financial condition of IFMG Securities, Inc. (the "Company") as of December 31, 2007, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IFMG Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), (i) and (j) listed in the accompanying table of contents are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Notes 1 and 3 to the accompanying financial statements, on August 31, 2007, Sun Life Financial Inc. and Sun Life Financial (U.S.) Holdings, Inc. entered into a Purchase and Sale Agreement to sell the Company to LPL Holdings, Inc. The sale was completed on November 7, 2007. The Company will cease operations by the end of 2008.

Deloitte & Touche LLP

February 28, 2008

IFMG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 3,800,470
Cash segregated under Federal and other regulations	11,061,178
Commissions receivable—net of allowance of $9,582	3,694,921
Due from customers	62,657
Deferred costs	375,000
Prepaid expenses	432,746
Due from affiliates	630,365
Income tax receivables from affiliates	845,619
Other assets	411,245
TOTAL ASSETS	$ 21,314,201

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to mutual funds and insurance companies	$ 3,745,151
Commissions payable	3,008,638
Payable to affiliates	1,483,700
Other liabilities and accrued expenses	129,348
Total liabilities	8,366,837
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	75,381,751
Accumulated deficit	(62,435,387)
Total stockholder's equity	12,947,364
TOTAL	$ 21,314,201

See notes to financial statements.

IFMG SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commission income	$ 82,964,776
Interest income	713,305
Other income	2,594,170
	86,272,251
EXPENSES:	
Commission expense	69,872,474
Direct salaries, benefits, and payroll taxes	2,685,506
Professional fees	1,257,230
Communication and data processing	116,937
Occupancy and equipment	32,647
Regulatory fees	497,435
Other expenses	18,629,599
	93,091,828
LOSS BEFORE BENEFIT FROM INCOME TAXES	(6,819,577)
BENEFIT FROM INCOME TAXES	2,693,596
NET LOSS	$ (4,125,981)

See notes to financial statements.

IFMG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE—January 1, 2007	$ 1,000	$ 71,303,579	$ (58,309,406)	$ 12,995,173
Capital contributions	-	4,078,172	-	4,078,172
Net loss			(4,125,981)	(4,125,981)
BALANCE—December 31, 2007	$ 1,000	$ 75,381,751	$ (62,435,387)	$ 12,947,364

See notes to financial statements.

IFMG SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,125,981)
Adjustments to reconcile net loss to net cash used in operating activities:	
Benefits received under retention plan of affiliates recorded as compensation expense	78,172
Amortization of deferred costs recorded as commissions	373,845
Provision for doubtful accounts	8,067
(Increase) decrease in operating assets:	
Cash segregated under Federal and other regulations	(1,879,836)
Commissions receivable, net	(1,307,377)
Due from customers	(53,057)
Prepaid expenses	(127,522)
Due from affiliates	(201,056)
Income tax receivables from affiliates	(187,216)
Other assets	(135,914)
Increase (decrease) in operating liabilities:	
Payables to mutual funds and insurance companies	(429,542)
Commissions payable	431,468
Payable to affiliates	(449,004)
Other liabilities and accrued expenses	(413,253)
Net cash used in operating activities	(8,418,206)
CASH FLOWS FOR INVESTING ACTIVITIES- customer incentive payments	(200,000)
CASH FLOWS FROM FINANCING ACTIVITIES- capital contributions	4,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,618,206)
CASH AND CASH EQUIVALENTS—JANUARY 1, 2007	8,418,676
CASH AND CASH EQUIVALENTS—DECEMBER 31, 2007	$ 3,800,470

See notes to financial statements.

1. ORGANIZATION AND BUSINESS

IFMG Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a distributor of shares of registered investment companies and variable annuity insurance products to retail customers of its financial institution clients as an introducing broker on a fully disclosed basis.

The Company and certain other affiliates (all previously subsidiaries of Sun Life Financial (U.S.) Holdings, Inc. ("Sun Life") were acquired by LPL Holdings, Inc. ("LPLH") on November 7, 2007. This transaction (referred to herein as the "Acquisition") was performed for the purposes of transferring the Company's relationships with its financial institution clients to other broker-dealer subsidiaries of LPLH. In conjunction with the Acquisition, the Company announced its plan (referred to herein as the "Shutdown Plan") to transfer its relationships with financial institutions to other broker-dealer subsidiaries of LPLH, offer relocation and employment to certain employees, and terminate the remaining operations of the Company within the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid short-term investments with original maturities of three months or less. Substantially all operating cash is on deposit with one money center bank.

Cash Segregated Under Federal and Other Regulations—To facilitate transactions with financial advisors within financial institutions, the Company has opened bank accounts at those institutions for processing deposits that will be forwarded to product sponsors or the Company's clearing broker-dealer. While the Company is only temporarily in possession of customer funds, it has determined that it is subject to Securities and Exchange Commission ("SEC") Rule 15c3-3. At December 31, 2007, the Company had approximately $11 million in cash segregated in special reserve bank accounts for the benefit of customers.

Deferred Costs—Deferred costs represent the value of incentive payments made to banks in exchange for long-term contracts with those banks. Incentive payments are recorded as deferred costs when made and are amortized as commission expense over the life of the contracts on a straight line basis.

Income Taxes—Federal income taxes are provided for in accordance with income tax-sharing agreement between the Company and Sun Life for the period from January 1, 2007 and November 7, 2007, and between the Company and LPLH for the period from November 8, 2007 through December 31, 2007.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefit associated with items that are excluded from the calculation of the total provision for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities. The Company had $307,000 receivable from LPLH under this agreement as of December 31, 2007, which has been recorded as income tax receivables from affiliates in the accompanying statement of financial condition.

Additionally, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48") as of January 1, 2007, which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 requires the Company to recognize in the financial statements the tax effects of a position only if it is "more likely than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The adoption of FIN 48 did not have a material impact on the Company's statement of financial condition, operations, or cash flows.

Revenue and Expense Recognition—Commission-based revenues represent the gross commission generated from the sale of various investment products such as variable annuities, mutual funds, and general securities. Commission revenue and the related commission expense are recognized on trade date. Commission income also includes trailing commissions such as 12(b)-1 fees received from insurance and mutual fund companies for the ongoing marketing support provided by financial advisors for products sold in prior periods. Trailing commissions and the related commission expense are recorded as earned and incurred. Other income includes marketing revenues for services performed by the Company, which are accrued for in the period in which the services were performed.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Accounting Pronouncements— In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the active market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 are not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its statements of financial condition, operations, or cash flows.

3. RELATED-PARTY TRANSACTIONS

During the period from January 1, 2007 through November 7, 2007 ("Predecessor Period"), Sun Life and its affiliates paid the majority of the Company's operating costs. In return, the Company was charged an administration fee representing its estimated share of these costs. The cost allocation is based, in part, on the Company's contribution to consolidated gross profit margin. For the Predecessor Period, the Company recorded administration fees of $15,925,832. Additionally, for the period November 8, 2007 through December 31, 2007 ("Successor Period"), the Company paid Sun Life and its affiliates an administration fee of $1,918,047 under a transition services agreement as part of the Acquisition. Administration fees are presented as other expenses in the accompanying statement of operations.

During the Predecessor Period, the Company also earned commissions from the sale of investment products sponsored by Sun Life and its affiliates. Such revenue amounted to $11,596,833 for the Predecessor Period. Marketing revenues paid by Sun Life through the Predecessor Period were $517,245.

In addition, certain commission revenues are received directly by affiliates and passed through to the Company. Likewise, certain commission expenses are paid directly by the affiliate and are reimbursed by the Company, which generate a receivable from or payable to affiliates.

As discussed further in Note 1, the Company is transitioning its financial institution relationships to broker-dealer subsidiaries of LPLH and will cease doing business before the end of 2008. As a result, the Company will be dependent on LPLH to maintain capital levels at or above regulatory minimums. Management believes that LPLH has the intent and ability to contribute capital that may be necessary to meet minimum regulatory requirements in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

In connection with the sale of the Company, Sun Life agreed to pay retention bonuses to certain key employees. The total economic benefit of this agreement was $290,000, of which $78,172 was recognized as direct salaries, benefits and payroll taxes expense through December 31, 2007.

4. INCOME TAXES

Income tax benefits consist of the following:

Federal tax benefit	$ 2,246,726
State tax benefit	446,870
	$ 2,693,596

At December 31, 2007, the Company had income taxes receivable of $845,619, of which $307,000 is receivable from LPLH as part of its income tax sharing agreement. The remainder is receivable from Sun Life. The effective income tax rate differs from the federal corporate tax rate of 35% primarily as a result of state tax benefits. The effects of FIN 48 are immaterial to the Company's effective tax rate and income tax benefit calculations.

The adoption of FIN 48 does not have a material impact on the Company's benefit from income taxes, and as a result, there are no unrecognized tax benefits. The tax years 2003-2007 remain open by major taxing jurisdictions to which the Company is subject.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations. Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The outcome might have a material adverse impact on the Company's financial condition, liquidity or operating results.

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities, mutual funds and variable annuity contracts for its customers. Associated with these activities, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under this rule, the Company is required to maintain a minimum level of net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. As of December 31, 2007, the Company had net capital of $8,841,583, which was $8,591,583 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was 0.11 to 1.

On January 26, 2007, the Company filed an application for approval of a change in certain of the Company's business operations pursuant to NASD Rule 1017(b)(2) and 1017(c)(3). The application was approved on April 13, 2007, and the Company became a fully computing broker-dealer and complies with SEC Rule 15c3-3. The Company is now required to file a FOCUS monthly.

* * * * * *

IFMG SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

	Unaudited Amount per December 31, 2007 Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)
NET CAPITAL:			
Total stockholder's equity	$ 14,886,189	$ 12,947,364	$ 1,938,825
Deductions and/or charges—			
Nonallowable assets	8,036,841	4,029,772	(4,007,069)
Net capital before haircuts on securities	6,849,348	8,917,592	(2,068,244)
Haircuts on securities	76,009	76,009	-
Net capital	$ 6,773,339	$ 8,841,583	$ (2,068,244)
AGGREGATE INDEBTEDNESS—			
Total aggregate indebtedness	$ 3,056,394	$ 988,152	$ (2,068,242)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT—			
Minimum net capital required (The greater of $250,000 or 6 2/3 % of aggregate indebtedness)	250,000	250,000	-
EXCESS NET CAPITAL	$ 6,523,339	$ 8,591,583	$ (2,068,244)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.45	0.11	0.34

The primary difference relates to the acquisition related adjustments.

IFMG SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 4,361,831
DEBIT BALANCES:	-
Excess of total credits over total debits	$ 4,361,831
DEPOSIT IN RESERVE BANK ACCOUNT	$ 7,378,685
DEPOSIT IN RESERVE BANK ACCOUNT (as of January 2, 2008)	$ 7,378,685

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation for determination of reserve requirements and that reported by the Company in Part II of Form X-17a-5 as of December 31, 2007, filed on January 28, 2008.

IFMG SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

There were no customers' fully paid and excess margin securities not in the Company's possession or control as of the report date.

There were no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

IFMG Securities, Inc.
100 Manhattanville Road
Purchase, NY 10577

In planning and performing our audit of the financial statements of IFMG Securities, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END